UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark	One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

State Auto Insurance Companies

Amended and Restated

Directors Deferred Compensation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

See the accompanying financial statements for the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan

By:	/s/ Steven E. English
Steven E. English
Chief Financial Officer

By:	/s/ James A. Yano
James A. Yano
Vice President, Secretary and General Counsel

Date: March 28, 2012

Report of Independent Registered Public Accounting Firm

Board of Directors

State Auto Financial Corporation

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (the Plan), as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years ended December 31, 2011, 2010 and 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Clark, Schaefer, Hackett & Co.

March 28, 2012

Columbus, Ohio

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Investments, at fair value:
Shares of registered investment companies (cost $3,282,409 and $2,302,250, respectively)	$3,135,407	$2,432,485
Interest-bearing cash	9,437	9,436
Affiliated Stock (cost $315,791 and $304,549, respectively)	261,271	322,013

Total investments	3,406,115	2,763,934

Net assets available for benefits	$3,406,115	$2,763,934

See accompanying notes.

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2011	2010	2009
Investment income (loss):
Dividends	$107,836	68,455	39,632
Unrealized (loss) gain	(349,221)	(62,149)	470,380
Realized gain (loss)	58,863	306,404	(123,251)

Total investment income (loss)	(182,522)	312,710	386,761
Contributions:
Participant	490,750	307,055	137,502
Company	343,770	315,000	315,000

Total contributions	834,520	622,055	452,502
Deductions:
Benefit payments	9,817	9,080	4,844

Total deductions	9,817	9,080	4,844

Net increase	642,181	925,685	834,419

Net assets available for benefits:
Beginning of year	2,763,934	1,838,249	1,003,830

End of year	$3,406,115	2,763,934	1,838,249

See accompanying notes.

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements

December 31, 2011

1. Description of the Plan

Organization

The State Auto Insurance Companies Amended and Restated Directors Deferred Compensation Plan (the “Plan”) became effective on August 1, 1995, was amended and restated in its entirety effective as of March 1, 2001, and was further amended effective as of December 1, 2005 (First Amendment), January 1, 2009 (Second and Third Amendments), and November 1, 2010 (Fourth Amendment). The Plan provides members of the Boards of Directors of State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates (collectively, the “Company” or the “State Auto Insurance Companies”) a retirement savings plan in which to defer the payment of director and committee meeting fees.

In 2010, the Plan was amended to include, among other things, the following change:

•

For participants who are members of the Board of Directors of State Auto Financial Corporation (“STFC”), an affiliate of State Auto Mutual, a fund comprised of STFC common stock (“Affiliated Stock”) was added as an investment option under the Plan.

In 2009, the Plan was amended to include, among other things, the following changes:

•	A requirement was added that a participant must provide at least 30 days advance written notice to the Company of his or her intention to retire and receive retirement benefits under the Plan.

•

A provision was added to provide that an additional annual cash contribution be made by the Company to each of the members of the Board of Directors of State Auto Mutual in the amount of $35,000, or such lesser or greater amount as determined by the Company, at its discretion.

•	Provisions were added to bring the Plan into compliance with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

The benefits provided to participants under the Plan are paid from the Company’s general assets. The Plan is intended to be an unfunded Plan for purposes of the Employee Retirement Income Security Act of 1974 (“ERISA”) and is, therefore, exempt from certain ERISA requirements. Each participant’s right to benefits under the Plan are equivalent to the rights of any unsecured creditor of the Company.

Participants must enroll within 30 days after becoming eligible to participate. For subsequent years, participants must enroll prior to the beginning of each new plan year.

Contributions

Participants are permitted to defer on a pre-tax basis (a) from 10% to 100% of his or her director fees in the calendar year and/or (b) 0% or 100% of committee meeting fees in the calendar year. In addition, for each of the members of the Board of Directors of State Auto Mutual, State Auto Mutual makes an annual cash contribution in the amount of $35,000, or such lesser or greater amount as determined at State Auto Mutual’s discretion.

Vesting

Each participant is fully vested in his or her contributions and any State Auto Mutual discretionary contributions.

Participant Accounts

Investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, is credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment. The Directors of STFC have the option to purchase Affiliated Stock.

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

Payment of Benefits

The balance of each deferral account will be distributed upon retirement or termination of a participant from the Board of Directors of the Company. Payments will be made in cash and paid in 60 or 120 monthly installments, except for amounts deferred and fully vested prior to December 31, 2004, which can be distributed in alternative payment options as elected by the participant. The Company must receive at least 30 days written notice of the participant’s intention to retire and receive retirement benefits.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

The investments of the Plan consist of shares of registered investment companies, interest-bearing cash, and Affiliated Stock. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance. Dividend income is recorded on the ex-dividend date. Realized gains and losses on the sale of securities are determined based on the average cost method.

Benefit Payments

Benefit payments are recognized when paid.

Administrative Expenses

Administrative expenses are paid by the Company.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s statements of net assets available for benefits.

Adoption of New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, Financial Accounting Standards Board (“FASB”) issued guidance to improve the disclosures related to fair value measurements. The guidance requires the information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements to be presented separately on a gross basis, rather than as one net number. We adopted this guidance effective January 1, 2011. The adoption of the new guidance had no effect on the Plan’s financial statements.

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

In January 2010, the FASB issued guidance to improve the disclosures related to fair value measurements. The new guidance requires expanded fair value disclosures, including the reasons for significant transfers between Level 1 and Level 2 and the amount of significant transfers into each level disclosed separately from transfers out of each level. For Level 3 fair value measurements, information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements shall be presented separately on a gross basis, rather than as one net number. In addition, clarification is provided about existing disclosure requirements, such as presenting fair value measurement disclosures for each class of assets and liabilities that are determined based on their nature and risk characteristics and their placement in the fair value hierarchy (that is, Level 1, 2, or 3), as opposed to each major category of assets and liabilities, as required in the previous guidance. Disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements are required for fair value measurement that fall in either Level 2 or Level 3. The Company adopted this new guidance effective January 1, 2010, except for the gross presentation of purchases, sales, issuances and settlements in the Level 3 reconciliation, which is effective for annual and interim reporting periods beginning after December 15, 2010. The adoption of the new guidance effective January 1, 2010 had no effect on the Plan’s financial statements.

3. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The following is a description of the valuation methods used for assets measured at fair value.

•

Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Interest-bearing cash: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•	Affiliated Stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

The following tables reflect the Plan’s investments within the fair value hierarchy at December 31, 2011 and 2010:

2011	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$706,569	706,569	—	—
Mid cap equity investments	98,285	98,285	—	—
International equity investments	677,150	677,150	—	—
Blended fund investments	954,494	954,494	—	—
Income bond investments	698,909	698,909	—	—

Total registered investment companies	3,135,407	3,135,407	—	—
Interest-bearing cash	9,437	9,437	—	—
Affiliated Stock	261,271	261,271	—	—

Total investments	$3,406,115	3,406,115	—	—

2010	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Registered investment companies:
Large cap equity investments	$530,471	530,471	—	—
Mid cap equity investments	28,252	28,252	—	—
International equity investments	673,912	673,912	—	—
Blended fund investments	738,358	738,358	—	—
Income bond investments	461,492	461,492	—	—

Total registered investment companies	2,432,485	2,432,485	—	—
Interest-bearing cash	9,436	9,436	—	—
Affiliated Stock	322,013	322,013	—	—

Total investments	$2,763,934	2,763,934	—	—

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

4. Participant Accounts

Participant balances for all funds are maintained in shares. Share values are determined on a periodic basis. At December 31, 2011 and 2010, there were 15 and 13 participants in the Plan, respectively, with contributions in one or more of the following funds. The total number of participants in the Plan is less than the sum of the number of participants set forth in the following table because each participant may make contributions to more than one fund. The total number of shares and share values as of December 31, 2011 and 2010, by fund, were as follows:

2011

Investment Options

	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Company
Calamos Growth Inst	5,023	50.85	3
FID Contrafund K	3,414	67.41	4
FID Diversified Intl K	18,289	25.48	4
FID Freedom K 2005	7,647	11.98	2
FID Freedom K 2010	15,707	12.10	2
FID Freedom K 2015	28,963	12.13	5
FID Freedom K 2020	19,159	12.43	3
FID Freedom K 2025	6,700	12.44	1
FID Intermed Bond	17,724	10.88	3
Harbor Intl Inst	4,026	52.45	4
JPM Mid Cap Value IS	3,082	23.75	3
MFS Value R4	1,656	22.38	1
PIM Total RT Inst	46,557	10.87	3
Spartan US EQ Index	4,134	44.49	3
VANG Mid Cap IDX	891	28.13	1

Total Registered Investment Company	182,972
Interest Bearing Cash
Fidelity US Govt Bond	9,437	1.00	1

Total Interest Bearing Cash	9,437
Affiliated Stock
State Auto Financial Corporation	19,225	13.59	1

Total Affiliated Stock	19,225

Total Investments	211,634

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

2010

Investment Options

	Total Number of Shares	Net Asset Share Value	Number of Participants
Registered Investment Company
Calamos Growth A	5,015	53.38	2
FID Contrafund K	2,283	67.70	2
FID Diversified Intl K	15,088	30.12	3
FID Freedom K 2005	8,119	12.44	2
FID Freedom K 2010	12,323	12.68	2
FID Freedom K 2015	30,169	12.72	4
FID Freedom K 2020	7,380	13.19	1
FID Intermed Bond	5,863	10.55	2
Harbor Intl Inst	3,625	60.55	2
JPM Mid Cap Value A	1,049	23.13	2
PIM Total RT Inst	36,833	10.85	3
Spartan US EQ Index	2,432	44.48	1
VANG Mid Cap IDX	197	20.31	1

Total Registered Investment Company	130,376
Interest Bearing Cash
Fidelity US Govt Bond	9,436	1.00	1

Total Interest Bearing Cash	9,436
Affiliated Stock
State Auto Financial Corporation	18,485	17.42	1

Total Affiliated Stock	18,485

Total Investments	158,297

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

5. Investments

The Plan’s investments and related changes at December 31, 2011, 2010 and 2009 and for the years then ended were as follows:

2011	Number of Shares	Fair Value	Dividends	Realized Gain (loss)	Unrealized Gain (loss)	Contributions	Benefit Payments
Registered Investment Companies
ABF Small Cap Val Inst	—	$—	$—	$143	$—	$—	$—
ABF Small Cap Val INV	—	—	—	(2,794)	—	—	—
Baron Growth	—	—	—	(1,109)	—	—	—
Baron Growth Inst	—	—	—	202	—	—	—
Calamos Growth A	—	—	—	56,343	(69,449)	9,750	—
Calamos Growth Inst	5,023	255,400	10,361	—	(22,569)	3,250	—
FID Contrafund K	3,414	230,160	868	—	(3,296)	48,000	—
FID Diversified Intl K	18,289	465,993	9,851	—	(81,295)	83,000	—
FID Freedom K 2005	7,647	91,617	3,864	28	(3,458)	—	(9,817)
FID Freedom K 2010	15,707	190,059	8,552	—	(9,753)	35,000	—
FID Freedom K 2015	28,963	351,326	17,892	4,758	(20,217)	142,195	—
FID Freedom K 2020	19,159	238,143	11,069	(1,042)	(16,953)	120,625	—
FID Freedom K 2025	6,700	83,350	3,667	—	(7,317)	87,000	—
FID Intermed Bond	17,724	192,840	3,097	—	2,947	55,000	—
Harbor Intl Inst	4,026	211,157	5,162	(3,133)	(34,653)	30,500	—
JPM Mid Cap Value A	—	—	—	6,647	(6,580)	36,000	—
JPM Mid Cap Value IS	3,082	73,202	859	—	16	12,000	—
MFS Value Fund A	—	—	297	(3,455)	—	—	—
MFS Value R4	1,656	37,070	240	—	(12)	—	—
PIM Total RT Inst	46,557	506,068	17,400	1,756	(2,318)	150,000	—
Spartan US EQ Index	4,134	183,939	3,080	—	(369)	—	—
VANG Mid Cap IDX INV	—	—	—	519	(200)	—	—
VANG Mid Cap IDX SIG	891	25,083	334	—	(1,761)	22,200	—

Total Registered Investment Companies	182,972	3,135,407	96,593	58,863	(277,237)	834,520	(9,817)
Interest Bearing Cash
Fidelity US Govt Bond	9,437	9,437	1	—	—	—	—

Total Interest Bearing Cash	9,437	9,437	1	—	—	—	—
Affiliated Stock
State Auto Financial Corporation	19,225	261,271	11,242	—	(71,984)	—	—

Total Affiliated Stock	19,225	261,271	11,242	—	(71,984)	—	—

Total Assets Held For Investment	211,634	$3,406,115	$107,836	$58,863	$(349,221)	$834,520	$(9,817)

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

2010	Number of Shares	Fair Value	Dividends	Realized Gain (loss)	Unrealized Gain (loss)	Contributions	Benefit Payments
Registered Investment Companies
Calamos Growth A	5,015	$267,713	$—	$41,747	$32,041	$63,604	$—
FID Contrafund	—	—	163	32,802	(16,434)	20,625	—
FID Contrafund K	2,283	154,589	894	—	4,343	6,875	—
FID Diversified Intl	—	—	—	94,805	(56,895)	46,250	—
FID Diversified Intl K	15,088	454,437	8,999	(320)	1,544	20,040	—
FID Freedom 2005	—	—	630	23,502	(15,051)	35,000	(7,489)
FID Freedom 2010	—	—	895	21,712	(11,049)	35,000	—
FID Freedom 2015	—	—	2,048	55,864	(28,933)	106,250	—
FID Freedom 2020	—	—	459	27,214	(20,912)	36,250	—
FID Freedom K 2005	8,119	101,000	1,857	6	84	—	(1,591)
FID Freedom K 2010	12,323	156,260	2,914	—	612	—	—
FID Freedom K 2015	30,169	383,753	7,425	—	1,808	2,500	—
FID Freedom K 2020	7,380	97,345	1,825	—	1,105	6,250	—
FID Freedom K 2025	—	—	—	243	—	10,000	—
FID Intermed Bond	5,863	61,852	1,210	—	844	39,438	—
Harbor Intl Inst	3,625	219,476	3,114	—	15,879	17,500	—
JPM Mid Cap Value A	1,049	24,260	187	—	3,366	6,875	—
PIM Total RT Inst	36,833	399,639	32,107	8,829	(3,887)	136,063	—
Spartan US EQ Index	2,432	108,169	1,796	—	11,722	29,785	—
VANG Mid Cap IDX	197	3,992	41	—	200	3,750	—

Total Registered Investment Companies	130,376	2,432,485	66,564	306,404	(79,613)	622,055	(9,080)
Interest Bearing Cash
Fidelity US Govt Bond	9,436	9,436	2	—	—	—	—

Total Interest Bearing Cash	9,436	9,436	2	—	—	—	—
Affiliated Stock
State Auto Financial Corporation	18,485	322,013	1,889	—	17,464	—	—

Total Affiliated Stock	18,485	322,013	1,889	—	17,464	—	—

Total Assets Held For Investment	158,297	$2,763,934	$68,455	$306,404	$(62,149)	$622,055	$(9,080)

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

2009	Number of Shares	Fair Value	Dividends	Realized Gain (loss)	Unrealized Gain (loss)	Contributions	Benefit Payments
Registered Investment Companies
Calamos Growth A	7,672	$341,105	$—	$(55,830)	$163,161	$64,375	$—
FID Contrafund	1,807	105,321	357	(9,920)	33,383	—	—
FID Diversified Intl	14,710	411,892	5,057	(62,523)	154,197	37,500	—
FID Freedom 2005	12,368	124,050	3,618	2,769	16,310	35,000	(4,844)
FID Freedom 2010	6,889	86,176	2,758	5,245	12,317	70,000	—
FID Freedom 2015	20,805	216,789	6,208	3,732	30,271	87,500	—
FID Freedom 2020	10,641	133,549	3,790	2,193	21,435	52,500	—
FID Intermed Bond	997	10,117	290	—	764	9,063	—
JPM Mid Cap Value A	729	13,833	197	(7,919)	10,581	—	—
PIM Total RT Inst	29,733	321,117	16,274	2,481	12,828	69,688	—
Spartan US EQ Index	1,645	64,866	1,048	(3,479)	15,133	26,876	—

Total Registered Investment Companies	107,996	1,828,815	39,597	(123,251)	470,380	452,502	(4,844)
Interest Bearing Cash
Fidelity US Govt Bond	9,434	9,434	35	—	—	—	—

Total Interest Bearing Cash	9,434	9,434	35	—	—	—	—

Total Assets Held For Investment	117,430	$1,838,249	$39,632	$(123,251)	$470,380	$452,502	$(4,844)

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

The Plan’s unrealized appreciation (depreciation) at December 31, 2011, 2010, and 2009, were as follows:

	Unrealized Gain (loss)
	Beginning Balance	Net Change	Ending Balance

2009	$(260,532)	470,380	209,848
2010	$209,848	(62,149)	147,699
2011	$147,699	(349,221)	(201,522)

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

The Plan’s net realized gains and losses were as follows for the years ended December 31, 2011, 2010 and 2009:

2011	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
Investment Options

ABF Small Cap Val Inst	$22,349	22,206	143
ABF Small Cap Val INV	22,206	25,000	(2,794)
Baron Growth	23,891	25,000	(1,109)
Baron Growth Inst	24,093	23,891	202
Calamos Growth A	264,358	208,015	56,343
FID Freedom K 2005	9,817	9,789	28
FID Freedom K 2015	177,056	172,298	4,758
FID Freedom K 2020	22,902	23,944	(1,042)
Harbor Intl Inst	47,594	50,727	(3,133)
JPM Mid Cap Value A	60,327	53,680	6,647
MFS Value Fund A	36,842	40,297	(3,455)
PIM Total RT Inst	143,060	141,304	1,756
VANG Mid Cap IDX INV	4,310	3,791	519

Total	$858,805	799,942	58,863

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

2010	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
Investment Options
Calamos Growth A	$206,149	164,402	41,747
FID Contrafund	142,477	109,675	32,802
FID Diversified Intl	516,051	421,246	94,805
FID Diversified Intl K	90,087	90,407	(320)
FID Freedom 2005	168,132	144,630	23,502
FID Freedom 2010	152,734	131,022	21,712
FID Freedom 2015	372,019	316,155	55,864
FID Freedom 2020	176,560	149,346	27,214
FID Freedom K 2005	1,591	1,585	6
FID Freedom K 2025	10,243	10,000	243
PIM Total RT Inst	100,000	91,171	8,829
Spartan US EQ Index	(941)	(941)	—

Total	$1,935,102	1,628,698	306,404

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

2009	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
Investment Options
Calamos Growth A	$231,854	287,684	(55,830)
FID Contrafund	23,523	33,443	(9,920)
FID Diversified Intl	205,168	267,691	(62,523)
FID Freedom 2005	121,189	118,420	2,769
FID Freedom 2010	157,176	151,931	5,245
FID Freedom 2015	193,353	189,621	3,732
FID Freedom 2020	115,946	113,753	2,193
Fidelity US Govt Bond	29,812	29,812	—
JPM Mid Cap Value A	11,775	19,694	(7,919)
PIM Total RT Inst	352,659	350,178	2,481
Spartan US EQ Index	50,367	53,846	(3,479)

Total	$1,492,822	1,616,073	(123,251)

STATE AUTO INSURANCE COMPANIES

AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN

Notes to the Financial Statements (continued)

December 31, 2011

6. Trust

The Company maintains a trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the trust. All assets of the trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under Federal and state law should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

7. Related Party

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, custodian of the Plan. Beginning in 2010, members of the Board of Directors of STFC may also invest in Affiliated Stock.

8. Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service. The Plan does not have a tax filing requirement with the Internal Revenue Service, and therefore, no liability (or asset) or disclosure is included in the Plan’s financial statements.

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to Federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

9. Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Code.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1	Consent of Independent Registered Public Accounting Firm.